UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

July 25, 2008

Commission File Number 1–13522

China Yuchai International Limited

(Translation of Registrant’s name into English)

16 Raffles Quay #26-00

Hong Leong Building

Singapore 048581

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

Table of Contents

Exhibits Index

99.1	Notice of Special General Meeting of China Yuchai International Limited

99.2	Proxy Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: July 25, 2008

CHINA YUCHAI INTERNATIONAL LIMITED

By:	/s/ Teo Tong Kooi
Name:	Mr. Teo Tong Kooi
Title:	President and Director

Exhibit 99.1

NOTICE OF SPECIAL GENERAL MEETING

CHINA YUCHAI INTERNATIONAL LIMITED

To the Shareholders

NOTICE IS HEREBY GIVEN that a Special General Meeting (the “Meeting”) of CHINA YUCHAI INTERNATIONAL LIMITED (the “Company”) will be held at Hotel Nikko, 72 Mody Road, Tsimshatsui East, Kowloon, Hong Kong on Friday, 29 August, 2008 at 9.30 a.m. (Hong Kong time) for the following purposes:

1.	To receive and adopt the restated audited financial statements and independent auditors’ report for the year ended December 31, 2005.

2.	To receive and adopt the audited financial statements and independent auditors’ report for the year ended December 31, 2006.

3.	To transact any other business as may properly come before the Meeting or any adjournment thereof.

By Order of the Board

Teo Tong Kooi

President

Date: 25 July 2008

IMPORTANT: Notes on Item 1 of the Agenda above

1)

On 16 May, 2008, the Company announced its Board of Directors’ determination to revise and restate the Company’s consolidated financial statements for the year ended December 31, 2005 (“2005 consolidated financial statements”) to correct errors in the accounts of the Company’s subsidiary, Guangxi Yuchai Machinery Company Limited (“Yuchai”) relating primarily to an understatement of accounts payable at December 31, 2005 by approximately RMB 167.8 million by Yuchai (“Adjustment”). In addition, during the course of finalizing the Adjustment, the Company identified other accounting errors which it has decided to correct as well. The Company is convening this Special General Meeting to, inter alia, lay before shareholders the restated 2005 consolidated financial statements (and accompanying documents).

2)	The restated 2005 consolidated financial statements (and accompanying documents) contain changes to the audited accounts prepared in conformity with U.S. generally accepted accounting principles.

Additional Notes:

1.	No resolution of Shareholders may be passed without the affirmative vote of the Special Share.

2.	Only shareholders of record at the close of business on 18 July, 2008 (New York time) shall be entitled to receive notice of and to attend and vote at the Meeting.

3.	A shareholder is entitled to appoint no more than two proxies to attend and vote in his stead.

4.	A proxy need not be a member of the Company.

5.

If a proxy is appointed, the proxy form and the power of attorney to other authority (if any) under which it is signed, must be lodged with the Company at 16 Raffles Quay #26-00, Hong Leong Building, Singapore 048581 OR BNY Mellon Shareowner Services at POB 3862, S Hackensack NJ 07606 not less than 48 hours before the time appointed for the meeting, that is no later than 9:30 a.m. on Wednesday, 27 August, 2008 (Singapore time) or 9:30 p.m. on Tuesday, 26 August, 2008 (New York time).

Exhibit 99.2

Mark Here for Address Change or Comments

PLEASE SEE REVERSE SIDE

	FOR	AGAINST	ABSTAIN
1. To receive and adopt the restated audited financial statements and independent auditors’ report for the year ended December 31, 2005.	☐	☐	☐	Should you desire to direct your proxy how to vote, please insert “X” in the appropriate box against each item, otherwise your proxy will vote as he thinks fit or abstain from voting.

	FOR	AGAINST	ABSTAIN
2. To receive and adopt the audited financial statements and independent auditors’ report for the year ended December 31, 2006.	☐	☐	☐

Total No. of Shares Held:                              Date

Signature(s) of Shareholder(s)/Common Seal	Signature(s) of Shareholder(s)/Common Seal

▲FOLD AND DETACH HERE▲

IMPORTANT – Please read the notes below before completing this form.

1.

You may appoint a proxy of your choice who need not be a shareholder of the Company by inserting the proxy’s name on this proxy form in the space provided. If you do not enter a name in the space provided, the Chairman or such other person as he may designate will be authorized to act as your proxy.

2.

A shareholder is entitled to appoint no more than two proxies to attend and vote in his stead. Where a shareholder appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

3.

The Company shall be entitled to reject a proxy form which is incomplete, improperly completed, illegible or where the true intentions of the appointer are not ascertainable from the instruction of the appointer specified on the proxy form.

4.	In the case of a corporation, this proxy must be executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign.

5.

To be valid, this proxy and the power of attorney to other authority (if any) under which it is signed, must be lodged with the Company at 16 Raffles Quay #26-00, Hong Leong Building, Singapore 048581 OR BNY Mellon Shareowner Services at POB 3862, S Hackensack NJ 07606 not less than 48 hours before the time appointed for the meeting, that is no later than 9.30 a.m. on Wednesday, 27 August, 2008 (Singapore time) or 9.30 p.m. on Tuesday, 26 August, 2008 (New York time).

6.

In the case of joint holders of any share, this proxy may be signed by any one of such joint holders. At the meeting, the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders; and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

7.	No resolution of shareholders may be passed without the affirmative vote of the Special Share.

8.	Only shareholders of record at the close of business on July 18, 2008 (New York time) shall be entitled to receive notice of and to attend and vote at the Special General Meeting.

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PLEASE COMPLETE IN BLOCK CAPITALS
I/We
of

being (a) shareholder(s) of China Yuchai International Limited (the “Company”), hereby appoint the person(s) named below or failing him/her, the Chairman of the Meeting or such other person as he may designate as my/our proxy(ies) to vote for me/us on my/our behalf at the Special General Meeting of the Company to be held at Hotel Nikko, 72 Mody Road, Tsimshatsui East, Kowloon, Hong Kong on Friday, August 29, 2008 at 9.30 a.m. (Hong Kong time), and at any adjournment thereof.

Name of Proxy	Address	Passport Number	Proportion of Shareholdings (%)

and/or (delete appropriate)

Address Change/Comments (Mark the corresponding box on the reverse side)

▲FOLD AND DETACH HERE▲